UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MRV COMMUNICATIONS, INC.

Delaware	001-11174	06-1340090
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20415 Nordhoff Street, Chatsworth, CA 91311

(Address of principal executive offices) (Postal Code)

Stephen Garcia, telephone 747-224-2171

(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

•	☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section I                                               Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of MRV Communications, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at ir.mrv.com.

Item 1.02 Exhibit

MRV Communications, Inc. has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2                                             Exhibit

Item 2.01 Exhibit

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MRV Communications, Inc.

By:	/s/ Stephen Garcia	Date: June 2, 2014

Name: Stephen Garcia

Title: Chief Financial Officer